


SECURITIE   SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-15962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2 4 2004

REPORT FOR THE PERIOD BEGINNING__JANUARY 1, 2003__ AND ENDING__DECEMBER 31, 2003__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT BRANDT & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11111 SANTA MONICA BLVD., SUITE 1115
                              (No. and Street)

LOS ANGELES   CALIFORNIA   90025
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JIM GALLO   (310) 444-9949
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 NICODEMO, ANGELO T.
                    (Name – *if individual, state last, first, middle name*)

BERNARD KOTKIN & CO. LLP 533 S. FREMONT AVE., #802, LOS ANGELES, CA 90071
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*ms for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1410 (06-02)



ROBERT BRANDT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

BERNARD KOTKIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ANGELO T. NICODEMO, C.P.A.
SALVATORE J. PORTARO, C.P.A.
VINCENT P. ROGERS, C.P.A.

BERNARD KOTKIN, C.P.A. - FOUNDER

533 SOUTH FREMONT AVENUE, SUITE 802
LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 892-9090
TELEFAX (213) 892-9099

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert Brandt & Co.
Los Angeles, California

We have audited the statement of financial condition of Robert Brandt & Co. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects the financial position of Robert Brandt & Co. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Bernard Kotkin & Company LLP

Certified Public Accountants

Los Angeles, California
January 21, 2004

ROBERT BRANDT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 1,438,296
Receivable from clearing organization	145,265
Prepaid expenses	4,964
Total current assets	1,588,525
Office equipment and other assets, at cost, less accumulated depreciation of $115,124	8,505
Total assets	$ 1,597,030

Liabilities and stockholders' equity

Current liabilities:
Accounts payable	$ 26,223
Accrued salaries	874,977
Accrued California franchise tax	382
Total current liabilities	901,582

Stockholders' equity:
Common stock -
Authorized 50,000 shares at $10 par value per share
Issued and outstanding - 2,000 shares at stated value	80,000
Retained earnings	615,448
Total stockholders' equity	695,448
Total liabilities and stockholders' equity	$ 1,597,030

The accompanying notes are an integral part of the financial statements.

ROBERT BRANDT & CO.

Notes to Financial Statements

December 31, 2003

Note 1:   Summary of significant accounting policies:

The Company is an institutional stock brokerage firm which commenced operations in 1970. The Company's clientele are major industrial corporations and financial institutions. The Company operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3, using Correspondent Services Corporation as their fully disclosed clearing agent.

Security transactions and the related commission revenue and expenses are reflected on a settlement date basis.

Cash equivalents consist of highly liquid money-market funds and bank deposits with maturities of less than three months when purchased.

Depreciation of equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the property.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and short-term investments. The Company places its cash and cash investments with high credit quality institutions and, at times, such amounts may be in excess of the FDIC insurance limits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2:   Income taxes:

On January 1, 1988, the Company became an "S" Corporation. Accordingly, no provision for Federal income tax has been made in the accounts of the Company. Taxable income is passed directly to the Company's sole stockholder.

Note 3:   Commitments:

The Company leases its office space under an operating lease expiring on August 31, 2006, at a current annual rent of $70,489. The Company has the option to terminate the lease at any time during the term with thirty days prior written notice and a cancellation fee equal to three months basic rent, at the rate that would have been in effect during the month immediately following the effective date of such termination.

Note 4:   Net capital requirements:

The Company is subject to the net capital rules (Rule 15c3-1) of The Securities and Exchange Commission, which requires a minimum net capital of not less than $5,000, and the ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital ratio was 1.4038 to 1; its net capital was $642,262, and the required net capital was $60,105.

Note 5:   S.E.C. Report:

A copy of the December 31, 2003 Annual Audit Report pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the Company's office and at the Los Angeles Regional Office of the S.E.C.